CONDENSED INTERIM Consolidated

Financial Statements (UNAUDITED)

For the three and six months ended June 30, 2013 and 2012

(Expressed in US dollars)

1

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$ 2,770,252	$ 5,053,445
Trade and other receivables	6	6,199,712	7,093,169
Inventories	5a	10,515,860	9,039,415
Prepaid expenses and other		393,486	624,025
Assets held for sale	5a	24,978	-
Current assets		19,904,288	21,810,054
Non-current assets
Property and equipment, net	5a	1,041,537	941,352
Intangible assets, net		7,739,344	8,544,267
Goodwill		5,126,356	5,388,501
Long-term prepaid expenses and other		9,340	26,295
Deferred income tax assets		4,172,000	4,172,000
Non-current assets		18,088,577	19,072,415
Total assets		$ 37,992,865	$ 40,882,469

LIABILITIES
Current liabilities
Trade and other payables		$ 1,932,418	$ 2,340,985
Accrued liabilities		2,708,188	3,482,535
Provisions	5a	987,475	385,950
Promissory note payable	5b	-	693,129
Taxes payable		179,123	174,939
Deferred revenue		342,924	231,068
Current liabilities before acquisition loan		6,150,128	7,308,606
Acquisition loan		5,385,797	6,953,255
Current liabilities		11,535,925	14,261,861
Non-current liabilities
Long-term deferred revenue		20,589	22,344
Deferred income tax liabilities		2,144,747	2,364,702
Non-current liabilities		2,165,336	2,387,046
Total liabilities		13,701,261	16,648,907
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(318,255)	(131,474)
Contributed surplus		4,155,959	4,041,715
Accumulated other comprehensive income		(944,174)	251,826
Deficit		(18,452,574)	(19,779,153)
Total shareholders' equity		24,291,604	24,233,562
Total liabilities and shareholders' equity		$ 37,992,865	$ 40,882,469
See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on Aug 7, 2013

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

2

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Notes	Three months ended June 30		Six months ended June 30
		2013	2012	2013	2012

Revenue	11	$ 8,598,212	$ 10,425,339	$ 16,951,866	$ 20,833,935
Cost of sales	4	4,912,928	5,998,850	9,904,439	11,849,608
Gross profit		3,685,284	4,426,489	7,047,427	8,984,327

Expenses:
Selling and distributing expenses	4	1,590,864	1,978,888	3,180,355	3,716,322
General and administrative expenses	4	1,155,638	1,291,626	2,185,415	2,768,730
Product development expenses, gross	4	1,116,993	973,726	1,995,391	1,745,170
Less: Government contributions	4	(572,134)	(192,394)	(1,197,847)	(434,302)
		3,291,361	4,051,846	6,163,314	7,795,920
Earnings before other expenses/(income)		393,923	374,643	884,113	1,188,407

Gain on bargain purchase	5a	(47,773)	-	(47,773)	-
Loss on disposal of property and equipment		-	-	8,367	15,016
Interest and bank charges		58,427	128,881	185,181	277,047
(Gain)/loss on foreign exchange		(503,170)	56,813	(551,483)	(54,628)
Earnings before income taxes		886,439	188,949	1,289,821	950,972

Current income tax expense		40,673	379,444	100,208	656,112
Deferred income recovery		(68,314)	(2,995,322)	(136,966)	(3,065,683)
Net earnings for the period from continuing		914,080	2,804,827	1,326,579	3,360,543
operations

Net loss for the period from discontinued
operations		-	(34,249)	-	(72,294)
Net earnings for the period		$ 914,080	$ 2,770,578	$ 1,326,579	$ 3,288,249

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars		(819,165)	(107,671)	(1,196,000)	65,132
Total comprehensive (loss)/income for the period		$ 94,915	$ 2,662,907	$ 130,579	$ 3,353,381

Net earnings/(loss) per share
Basic earnings/(loss) per share
Earnings from continuing operations		$ 0.02	$ 0.05	$ 0.02	$ 0.06
Earnings/(loss) from discontinued operations		-	(0.00)	-	(0.00)
Total		$ 0.02	$ 0.05	$ 0.02	$ 0.06
Diluted earnings/(loss) per share
Earnings from continuing operations		$ 0.02	$ 0.05	$ 0.02	$ 0.06
Earnings/(loss) from discontinued operations		-	(0.00)	-	(0.00)
Total		$ 0.02	$ 0.05	$ 0.02	$ 0.06

Weighted average number of shares outstanding
Basic		57,830,668	58,196,618	57,933,131	58,256,575
Diluted		57,867,947	58,196,618	57,989,327	58,256,575

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in US Dollars - Unaudited)

	Notes	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive loss/(income)	Deficit	Total shareholders' equity
As at January 1, 2013		$ 39,850,648	$ (131,474)	$ 4,041,715	$ 251,826	$ (19,779,153)	$ 24,233,562
Net earnings for the period		-	-	-	-	1,326,579	1,326,579
Other comprehensive income		-	-	-	(1,196,000)	-	(1,196,000)
Total		39,850,648	(131,474)	4,041,715	(944,174)	(18,452,574)	24,364,141

Vesting of RSUs	9	-	43,100	(50,905)	-	-	(7,805)
Purchase shares for RSUs	9	-	(223,277)	-	-	-	(223,277)
Share purchase cost	9	-	(6,604)	-	-	-	(6,604)
Share-based payments	8	-	-	165,149	-	-	165,149
As at June 30, 2013		$ 39,850,648	$ (318,255)	$ 4,155,959	$ (944,174)	$ (18,452,574)	$ 24,291,604

		Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
As at January 1, 2012		$ 39,850,648	$ -	$ 3,812,151	$ (70,746)	$ (24,914,155)	$ 18,677,898
Net earnings for the period		-	-	-	-	3,288,249	3,288,249
Other comprehensive income		-	-	-	(65,132)	-	(65,132)
Total		39,850,648		3,812,151	(135,878)	(21,625,906)	21,901,015

Purchase shares for RSUs	8	-	(131,474)	-	-	-	(131,474)
Share-based payments	8	-	-	102,839	-	-	102,839
As at June 30, 2012		$ 39,850,648	$ (131,474)	$ 3,914,990	$ (135,878)	$ (21,625,906)	$ 21,872,380

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2013	2012	2013	2012

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$ 914,080	$ 2,770,578	$ 1,326,579	$ 3,288,249
Income taxes paid		(60,353)	(99,452)	(60,353)	(678,756)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		339,969	368,338	672,303	728,815
Foreign exchange (gain)/loss		(503,170)	183,890	(551,483)	(40,911)
Loan acquisition cost amortization		6,786	6,710	13,573	13,435
Loss on disposal of property and equipment		-	-	8,367	15,016
Gain on bargain purchase	5a	(47,773)		(47,773)
Current income tax expense		40,673	379,444	100,208	656,112
Deferred income tax recovery		(68,314)	(2,995,322)	(136,966)	(3,065,683)
Share-based payments	8	74,957	50,989	165,149	102,839
Accretion of promissory notes		-	7,263	31,871	35,037
Government contribution	6	(581,109)	(192,394)	(1,231,996)	(495,047)
Changes in non-cash working capital	12	1,302,457	963,060	(340,507)	(297,550)
Net cash flows provided by/(used in) operating actitivies		1,418,203	1,443,104	(51,028)	261,556
Investing activities:
Acquisition of business	5a	(530,170)	-	(530,170)	-
Purchase of intangible assets, property and equipment		(31,968)	(186,752)	(68,132)	(377,865)
Proceeds from government contributions
for acquisition of property and equipment		-	-	-	260,214
Proceeds from sale of property and equipment		-	-	4,200	42,390
Proceeds from sale of asset held for sale	5a	7,800	-	7,800	-
Redemption of short-term investment		-	29,706	-	67,918
Proceeds from sale of subsidiary		-	-	13,583	-
Net cash flows used in investing activities		(554,338)	(157,046)	(572,719)	(7,343)
Financing activities:
Repayment of acquisition loan		(660,000)	(700,000)	(1,410,000)	(1,300,000)
Payment of promissory note		(362,500)	-	(725,000)	-
Purchase of treasury shares	9	(223,277)	(131,474)	(223,277)	(131,474)
Share purchase cost	9	(6,604)	-	(6,604)	-
Vesting of RSUs	9	(7,805)	-	(7,805)	-
Proceeds from government contributions	6	613,878	314,123	674,972	707,850
Net cash flows used in financing activities		(646,308)	(517,351)	(1,697,714)	(723,624)
Effect of foreign currency translation on
cash and cash equivalents		75,400	(36,454)	38,268	20,407
Increase/(decrease) in cash and cash equivalents		292,957	732,253	(2,283,193)	(449,004)
Cash and cash equivalents, beginning of period		2,477,295	3,011,618	5,053,445	4,192,875
Cash and cash equivalents, end of period		$ 2,770,252	$ 3,743,871	$ 2,770,252	$ 3,743,871

Supplemental cash flow and other disclosures (note 12)
See accompanying notes to the unaudited condensed consolidated financial statements.

5

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2013, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2013 have been approved and authorized for issue by the board of directors on August 7, 2013.

Seasonal fluctuations

Quarterly results from our three business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. Among our other two segments, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012.

Effective January 1, 2013, the Company adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not require any adjustments to the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of IFRS 12 did not require any adjustments to the Company’s financial statements.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The adoption of IFRS 13 did not require any adjustments to the Company’s financial statements.

6

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

3.	Significant Management Judgement and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2012, with the addition of the following estimates:

Government Repayment:

The Company is required to make annual repayments under the SADI I contract as outlined under Note 7. The Company estimates the repayment based on its revenue forecast for the current fiscal year. Actual revenue may be substantially different from forecasted revenue, resulting in differences between accrual and actual payment due.

7

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cost of Sales
Direct cost of sales	$ 4,879,008	$ 5,970,796	$ 9,838,476	$ 11,798,964
Depreciation and amortization	33,920	28,054	65,963	50,644
	$ 4,912,928	$ 5,998,850	$ 9,904,439	$ 11,849,608

Selling and distributing expenses
Direct expenses	$ 1,401,763	$ 1,791,562	$ 2,813,584	$ 3,373,411
Depreciation and amortization	193,976	187,326	388,612	371,214
Less: Government contribution (Note 6)	(4,875)	-	(21,841)	(28,303)
	$ 1,590,864	$ 1,978,888	$ 3,180,355	$ 3,716,322

General and administrative expenses
Direct expenses	$ 1,263,460	$ 1,243,179	$ 2,303,461	$ 2,700,436
Capitalized to inventory	(135,506)	-	(161,903)	-
Depreciation and amortization	31,784	48,447	56,165	100,736
Less: Government contribution (Note 6)	(4,100)	-	(12,308)	(32,442)
	$ 1,155,638	$ 1,291,626	$ 2,185,415	$ 2,768,730

Product development expenses, net
Direct expenses	$ 1,035,704	$ 861,731	$ 1,833,828	$ 1,522,268
Depreciation and amortization	81,289	111,995	161,563	222,902
	$ 1,116,993	$ 973,726	$ 1,995,391	$ 1,745,170
Government contribution (Note 6)	(572,134)	(192,394)	(1,197,847)	(434,302)
	$ 544,859	$ 781,332	$ 797,544	$ 1,310,868
	$ 544,859	$ 781,332	$ 797,544	$ 1,310,868
Supplementary information:
Short-term employee benefits	$ 2,863,825	$ 3,111,482	$ 5,875,529	$ 6,209,146

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Business Combinations

a.)	Acquisition of US-Based Satellite Communication Business

On April 16, 2013, the Company entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The allocation of the purchase price has been prepared on a preliminary basis as the final purchase price allocation report had not been completed as of the date of the financial statements. The identified assets, and liabilities below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company plans to conduct studies and analysis of the acquired assets and liabilities before finalizing the purchase price allocation. The final purchase price allocation may result in adjustments to the preliminary estimate of acquisition date fair values disclosed in the table below.

8

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

The Company expects that there will be identifiable intangible assets included in the purchase price allocation. However, further studies and analysis is required to arrive at a reliable estimate.

The preliminary assessed fair value of the identifiable assets and liabilities, not including intangible assets, as at April 16, 2013 are as follows:

Fair value recognized on acquisition
Assets
Inventories	$ 793,153
Property and equipment	258,687
Assets held for sale	32,778
Total Assets	1,084,618

Liabilities
Accrued liabilities	21,308
Provisions	485,367
Total Liabilities	506,675

Total identifiable net assets at fair value	$ 577,943

Gain on bargain purchase	(47,773)

Purchase consideration transferred	$ 530,170

The Company recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to the Company’s operation and which the Company intends to dispose of within one year. Subsequent to the acquisition, the Company realized $7,800 relating to the disposal of these assets.

Provisions relate to product warranty liabilities for products sold by CVG prior to acquisition.

Purchase consideration

The Company paid cash consideration of $530,170 and financed the purchase from the Company’s cash and cash equivalents.

As at June 30, 2013, acquisition related costs, including legal, professional fees and relocation expenses amounting to $111,011 have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income.

CVG’s contribution to the Company’s results

CVG has contributed the following revenue and net loss to the Company’s results, from the acquisition date to June 30, 2013:

	Revenue	Net earnings/ (loss)
Norsat International Inc. (without CVG)	$ 16,882,882	$ 1,334,547
CVG	68,984	(7,968)
	$ 16,951,866	$ 1,326,579

9

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

Had the acquisition occurred on January 1, 2013, the Company’s revenue and net earnings for the period to June 30, 2013 would have been the following:

	Revenue	Net earnings/ (loss)
Norsat International Inc. (without CVG)	$ 16,882,882	$ 1,334,547
CVG	165,562	(44,864)
	$ 17,048,444	$ 1,289,683

These amounts have been determined by applying the Company’s accounting policies and adjusting the results of CVG to reflect additional employee expenses, depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment had been applied from January 1, 2013.

b.)	Acquisition of Sinclair Technologies Holdings Inc.

During the six months ended June 30, 2013, the Company released $1,000,000 in cash from escrow to the vendors as part of the purchase consideration. The funds were originally held in escrow to act as security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.

For the three and six months ended June 30, 2013, the Company paid $379,055 and $755,258 in cash to the vendors, respectively, as part of the purchase consideration, representing full settlement of a promissory note with total principal payments owing of $725,000 and accumulated interest of $30,258.

6.	Government Contributions

a.)	Strategic Aerospace & Defense Initiative (“SADI I”)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012.

During the three months ended June 30, 2013, the Company has received the remaining funds of $571,817 (Cdn$592,270) relating to SADI I. As at June 30, 2013, nil remains in trade and other accounts receivables relating to SADI I (December 31, 2012 - $595,169 (Cdn$592,720)).

Starting in 2013, the Company is obligated to accrue annual repayments over the repayment period, with the following terms:

➢	The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

➢	Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

During the three months ended June 30, 2013, the Company has revised the adjustment rate to nil from the 1.0 adjustment rate applied in the three months ended March 31, 2013 based on management’s updated revenue forecast for 2013. Management considers that it is unlikely that the Company will meet the revenue growth requirements pursuant to the repayment terms of the SADI I contract relating to the 2013 repayment period. As a result of this change in estimate, for the three months ended June 30, 2013, the Company reversed the first quarter royalty repayment accrual of $160,909, decreasing cost of sales and accrued liabilities in the second quarter. This adjustment decreased Satellite Solutions cost of sales ($40,431), Microwave Products cost of sales ($41,364) and Sinclair Technologies cost of sales ($79,114).

10

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

b.)	Strategic Aerospace & Defense Initiative (“SADI II”)

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II repayment period.

For the three and six months ended June 30, 2013, the Company has recorded $539,921 and $1,139,823 as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income related to SADI II. For the three and six months ended June 30, 2013 the Company has also recorded nil and $11,180 as a reduction to property and equipment costs relating to SADI II.

As at June 30, 2013, $1,135,224 (Cdn$1,193,967) remains in trade and other receivables relating to SADI II for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution (actual amounts disbursed by the Minister) and the amounts actually repaid over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at June 30, 2013, the Company did not accrue any liability for repayment relating to SADI II as the amount cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

c.)	Digital Technology Adoption Pilot Programs (“DTAPP”)

Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the three and six months ended June 30, 2013, the Company has recorded $41,187 and $92,172 as a reduction to expenses in the condensed interim consolidated statements of earnings and comprehensive income relating to its DTAPP agreements (three and six months ended June 30, 2012 - $83,653 and nil).

Total cash received was $42,062 and $103,156 for the three and six months ended June 30, 2013 (for the three and six months ended June 30, 2012 – nil and $83,653).

As at June 30, 2013, $24,034 (Cdn$25,278) remains in trade and other receivables for costs incurred (December 31, 2012 - $36,662 (Cdn$36,623)).

11

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

7.	Capital Disclosures

As outlined in note 6b, the Company has signed a new SADI agreement. Funding is conditional on maintaining certain reporting requirements. As at June 30th, 2013, the Company is in compliance with these reporting requirements.

As at June 30, 2013, the Company is in compliance with its externally imposed covenants.

Please refer to Note 15 Events after Reporting Date for changes in covenants as a result of the Company’s amendment of its credit facilities.

8.	Issued Capital

Share Purchase Option Plan

Share purchase options outstanding as at June 30, 2013 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2012	1,775,400	$ 0.69
Granted	651,928	0.54
Expired	(102,200)	0.66
Forfeited	(72,000)	0.49
Balance, June 30, 2013	2,253,128	$ 0.62

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2013:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	437,000	3.56	0.48	-	-
$0.50 to $0.99	1,816,128	3.24	0.65	939,200	0.76
	2,253,128	3.30	0.62	939,200	0.76

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below. For the three and six months ended June 30, 2013 and 2012, the Company recorded the related compensation expenses as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Share-based payments - options	$ 35,827	$ 38,501	$ 107,657	$ 90,351

The weighted average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2013 and 2012 were:

12

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Risk free interest rate	1.13%	N/A	1.24%	1.27%
Expected life	3.3	N/A	3.1	3.5
Vesting period	2 years	N/A	2 years	2 years
Expected volatility	53%	N/A	52%	71%
Expected dividends	Nil	N/A	Nil	Nil
Average fair value	Cdn$0.19	N/A	Cdn$0.20	Cdn$0.25
Forfeiture rate	18%	N/A	18%	14%

A total of 40,000 stock purchase options were granted at a weighted average exercise price of Cdn$0.49 and weighted average fair value of Cdn$0.19 during the three months ended June 30, 2013.

A total of 651,928 stock purchase options were granted at a weighted average exercise price of Cdn$0.54 and weighted average fair value of Cdn$0.20 during the six months ended June 30, 2013.

During the six months ended June 30, 2013, a total of 350,302 options were granted to senior management and directors at an exercise price of Cdn$0.54 and fair value of Cdn$0.20.

Options vest in 2 years and expire 5 years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Restricted Share Unit (“RSU”) Plan

RSUs outstanding as at June 30, 2013 were as follows:

# of RSUs outstanding
Balance, December 31, 2012	330,272
Granted	555,624
Forfeited	(3,499)
Balance, June 30, 2013	882,397

During the three and six months ended June 30, 2013, the Company granted a total of 555,624 RSUs to its employees with fair value of $0.50 per share, of which 430,196 RSUs were issued to directors and senior management. One third of the RSUs will vest on May 9, 2014, one third on May 8, 2015 and the remaining one third on November 6, 2015.

For the three and six months ended June 30, 2013, the Company charged the following share-based payments to operating expenses, with a corresponding increase in contributed surplus:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Share-based payments - RSUs	$ 39,130	$ 12,488	$ 57,492	$ 12,488

13

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

9.	Treasury Shares

During the three and six months ended June 30, 2013, the Company recorded a reduction in treasury shares of $43,100 or 91,724 common shares for RSUs that vested on May 9, 2013. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 454,100 common shares in the open market for $223,277 (Cdn$231,495) in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the three months ended June 30, 2013. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded related share purchase cost of $6,604.

As at June 30, 2013, the trustee held a total of 642,176 common shares of the Company with a market value of approximately $311,396 (Cdn$327,510).

10.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three and six months ended June 30, 2013 and 2012:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Numerator
Net earnings from continuing operations	$ 914,080	$ 2,804,827	$ 1,326,579	$ 3,360,543
Denominator:
Weighted average number of shares
outstanding used to compute basic EPS	57,830,668	58,196,618	57,933,131	58,256,575
Dilution from exercise of stock options	37,279	-	56,196	-
Weighted average number of shares
outstanding used to compute diluted EPS	57,867,947	58,196,618	57,989,327	58,256,575

Net earnings per share - from continuing
operations:
Basic	$ 0.02	$ 0.05	$ 0.02	$ 0.06
Diluted	$ 0.02	$ 0.05	$ 0.02	$ 0.06

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

11.	Segmented Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in our annual audited consolidated financial statements for the year ended December 31, 2012.

The following tables set forth sales and gross profit information by operating segments for the three and six months ended June 30, 2013 and 2012. Due to limited activity, Norsat Power Solutions segment sales are included under the Sinclair Technologies segment:

14

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Sales to external customers
Sinclair Technologies	$ 5,185,689	$ 6,394,442	$ 10,761,981	$ 12,561,798
Satellite Solutions	1,588,159	1,691,320	2,961,021	3,833,907
Microwave Products	1,824,364	2,339,577	3,228,864	4,438,230
	$ 8,598,212	$ 10,425,339	$ 16,951,866	$ 20,833,935

Gross Profit
Sinclair Technologies	$ 2,204,351	$ 2,849,663	$ 4,623,547	$ 5,626,320
Satellite Solutions	611,162	543,692	1,003,110	1,432,669
Microwave Products	869,771	1,033,134	1,420,770	1,925,338
	$ 3,685,284	$ 4,426,489	$ 7,047,427	$ 8,984,327

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies and Norsat Power Solutions, Satellite Solutions and Microwave Products) over total consolidated sales, whereas property, equipment, and intangible assets of each segment reflect the carrying value of the assets.

	Sinclair Technologies	Satellite Solutions	Microwave Products	Consolidated
As at June 30, 2013
Total assets related to operations	$ 21,352,103	$ 7,744,468	$ 8,896,294	$ 37,992,865
Property and equipment, net	384,507	305,776	351,254	1,041,537
Intangible assets, net	7,716,402	10,677	12,265	7,739,344

As at December 31, 2012
Total assets related to operations	$ 24,735,365	$ 7,675,672	$ 8,471,432	$ 40,882,469
Property and equipment, net	604,627	160,065	176,660	941,352
Intangible assets, net	8,419,994	59,074	65,199	8,544,267

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Canada	$ 990,224	$ 2,059,100	$ 3,081,809	$ 4,367,475
United States	4,717,195	5,893,781	9,534,169	11,415,342
Europe and other	2,890,793	2,472,458	4,335,888	5,051,118
	$ 8,598,212	$ 10,425,339	$ 16,951,866	$ 20,833,935

Customer Concentration:

For the three and six months ended June 30, 2013, one customer of the Sinclair Technologies operating segment represented 10% or more of total consolidated revenue. For the three and six months ended June 30, 2013, the customer represented 13% and 14% of total consolidated revenue, respectively (three and six months ended June 30, 2012 – two customers 21% and 22%).

15

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

12.	Supplemental cash flow and other disclosures

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Change in non-cash operating working capital:
Trade and other receivables	$ 931,436	$ (395,729)	$ 1,222,230	$ 524,552
Contract work in progress	-	435,986	-	300,985
Inventories	(688,166)	267,909	(903,801)	854,791
Prepaid expenses and other	179,527	115,160	237,716	157,232
Accounts payable and accrued liabilities	609,164	630,508	(1,122,911)	(1,982,787)
Provisions	105,974	1,778	116,158	3,132
Deferred revenue	164,522	(92,552)	110,101	(155,455)
	$ 1,302,457	$ 963,060	$ (340,507)	$ (297,550)
Supplementary information:
Interest paid	$ 33,472	$ 111,888	$ 142,975	$ 247,695

13.	Related Party Transactions

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager (2012- President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) in the ordinary course of their employment are as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Short-term employee benefits	$ 298,424	$ 467,451	$ 603,516	$ 1,276,310
Share-based payments	37,800	18,396	65,204	30,542
Total	$ 336,224	$ 485,847	$ 668,720	$ 1,306,852

The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel.

14.	Commitments and Contingencies

Future minimum payments at June 30, 2013 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining 2013	2014	2015	2016	2017 and after	Total
Acquisition loan	$ 960,000	$ 1,920,000	$ 1,920,000	$ 628,778	$ -	$ 5,428,778
Inventory purchase obligations	4,332,569	373,296	-	-	-	4,705,865
Capital asset purchase obligations	353,931	-	-	-	-	353,931
Operating lease obligations	419,977	836,921	454,556	417,985	7,855	2,137,294
Total	$ 6,066,477	$ 3,130,217	$ 2,374,556	$ 1,046,763	$ 7,855	$ 12,625,868

The Company, in the normal course of business, enters into purchase commitments, including inventory and asset purchase obligations as disclosed above.

The Company has operating lease commitments that extend to June 2017.

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims.

16

Norsat International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2013 and 2012

(Expressed in US dollars - Unaudited)

However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

15.	Events after Reporting Date

Subsequent to June 30, 2013, the Company renewed and amended its existing credit facility with HSBC Bank Canada (the “Bank”). The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDA ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

At the Company’s request, the demand revolving operating line of credit has been reduced to US$2.25 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

➢	the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or

➢	the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

Subsequent to June 30, 2013, the Company is subject to the following externally imposed capital requirements under its credit facility with the Bank:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢	Debt service coverage ratio cannot be (i) less than 1.00 to 1.00 for fiscal year ending December 31, 2013 (ii) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

➢	Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s operating line of credit and acquisition loan.

The Company’s existing non-revolving demand loan of US$1,000,000 with the Bank and revolving demand loan of US$900,000 with HSBC Bank of USA remained unchanged. Accordingly, as at August 7, 2013, the Company has access to undrawn credit facilities totaling $4.2 million.

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